FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Proxy Statement: Notice of 2008 Annual general meeting of shareholders to be held on Sunday, November 30, 2008, dated October 23, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: October 23, 2008

By: /S/ Meir Moshe

       Meir Moshe

       Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

1.1

Proxy Statement: Notice of 2008 Annual general meeting of shareholders to be held on Sunday, November 30, 2008, dated October 23, 2008.

RADWARE LTD.

NOTICE OF 2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SUNDAY, NOVEMBER 30, 2008

Notice is hereby given that the 2008 Annual General Meeting of Shareholders (the “Annual General Meeting”) of RADWARE LTD. (the “Company”) will be held on Sunday, November 30, 2008, at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel, for the following purposes:

1.

To re-elect Dr. Hagen Hultzsch as Class III director of the Company until the annual general meeting of shareholders to be held in 2011; and

2.

To re-appoint the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of the auditors in accordance with the volume and nature of their services;

In addition to adopting the above resolutions, the Company proposes that at the Annual General Meeting the Company will:

3.

Present and discuss the financial statements of the Company for the year ended December 31, 2007 and the Auditors’ Report for this period; and

4.

Transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

Shareholders of record at the close of business on October 28, 2008, are entitled to notice of, and to vote at, the meeting.  All shareholders are cordially invited to attend the Annual General Meeting in person.

Whether or not you plan to attend the Annual General Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States.  Return of your proxy does not deprive you of your right to attend the Annual General Meeting, to revoke the proxy and to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 32 of the Articles of Association of the Company, a notice may be given by the Company to the joint holders of a share by giving notice to the joint holder named first in the Company’s register of shareholders in respect of the shares.

By Order of the Board of Directors

/s/Roy Zisapel

ROY ZISAPEL
President and Chief Executive Officer

Date: October 23, 2008

A letter to the shareholders, which includes 2007 highlights and financial information, is enclosed, but is not a part of the proxy solicitation material.

RADWARE LTD.
22 RAOUL WALLENBERG ST.
TEL AVIV 69710, ISRAEL

_____________________

PROXY STATEMENT

_____________________

2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.10 par value per share (the “Ordinary Shares”) of RADWARE LTD. (“Radware”, “we” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2008 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”), or at any postponements or adjournments thereof, pursuant to the accompanying Notice of 2007 Annual General Meeting of Shareholders.  The Annual General Meeting will be held on Sunday, November 30, 2008 at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel.

SOLICITATION OF PROXIES

It is proposed that at the Annual General Meeting, resolutions be adopted as follows:

1.

To re-elect Dr. Hagen Hultzsch as Class III directors of the Company until the annual general meeting of shareholders to be held in 2011; and

2.

To re-appoint the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of the auditors in accordance with the volume and nature of their services;

In addition to adopting the above resolutions, we propose that at the Annual General Meeting, we will:

3.

Present and discuss the financial statements of the Company for the year ended December 31, 2007 and the Auditors’ Report for this period; and

4.

Transact such other business as may properly come before the Annual General Meeting or any postponements or adjournments thereof.

The Company is currently not aware of any other matters that will come before the Annual General Meeting.  If any other matters come before the Annual General Meeting, the persons designated as proxies intend to vote thereon in accordance with their best judgment on such matters.

Shareholders may elect to vote their shares once, either by attending the Annual General Meeting in person, or by appointing a duly executed proxy as detailed below.

A form of proxy for use at the Annual General Meeting and a return envelope for the proxy are also enclosed.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Annual General Meeting.  However, if the shareholder attends the Annual General Meeting and does not elect to vote in person, his or her proxy will not be revoked.  All valid proxies received at least two hours prior to the Annual General Meeting will be voted in accordance with the instructions specified by the shareholder.  If a proxy card is returned without instructions, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors, as described above.  If specification is made by the shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification.  On all matters considered at the Annual General Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Annual General Meeting are being solicited by the Board of Directors of the Company.  Proxies are being mailed to shareholders on or about October 30, 2008 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of shares.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on October 28, 2008 will be entitled to notice of, and to vote at, the Annual General Meeting and any adjournments or postponements thereof.  On October 22, 2008, the Company had issued and outstanding 19,340,656 Ordinary Shares (excluding 21,304,952 treasury shares), each of which is entitled to one vote upon each of the matters to be presented at the Annual General Meeting.  Two or more persons, each being a shareholder, a proxy for a shareholder or an authorized representative of a corporate shareholder, holding together Ordinary Shares that confer in the aggregate 35% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting.

SECURITY OWNERSHIP BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of October 22, 2008, the number of Ordinary Shares owned beneficially by (i) all persons known to the Company to own beneficially more than 5% of the Company’s Ordinary Shares, and (ii) all directors and officers as a group.

The information contained herein has been obtained from the Company’s records, from public filings or from information furnished by the individual or entity to the Company.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares
Yehuda Zisapel (1)	3,045,218	15.1%
Roy Zisapel (2)	628,841	3.1%
FMR Corp. (3)	1,383,903	7. 5%
P.A.W. Capital Corp. (4)	1,006,400	5.1%
Rima Management, LLC (5)	1,068,413	5.4%
Ergates Capital Management, LLC (6)	1,003,270	5.1%
Soros Fund Management LLC (7)	1,117,366	5.8%
All directors and executive officers as a group (13 persons) (8)	4,603,388	22.8%

(1) Includes 295,000 ordinary shares owned of record by Carm-AD Ltd., an Israeli company, which is controlled by Yehuda Zisapel, 239,491 ordinary shares owned of record by Radbit, Inc., a company organized under the laws of New-York, which is controlled by Yehuda Zisapel and 60,000 options which are fully vested at the date of this Annual Report. This information is based on Mr. Zisapel’s notification to our Corporate Secretary dated October 22, 2008.

(2) Includes 628, 841 shares. In addition to the position stated in the table, Mr. Roy Zisapel is the beneficiary of a trust that, as of May 2006, the date on which the trust was established by him, held 229,142 ordinary shares.  The trust is irrevocable and is scheduled to expire in May 2010.  Mr. Zisapel does not control the trust and has limited access to information concerning activities and holdings of the trust.  He disclaims beneficial ownership of the shares held in the trust. This information is based on Mr. Zisapel’s notification to our Corporate Secretary dated October 22, 2008.

(3) Includes shares beneficially owned by Fidelity Management & Research Company, a wholly owned subsidiary of FMR Corp., as a result of acting as an investment advisor to various investment companies registered under Section 203 of the Investment Company Act of 1940, shares beneficially owned by Pyramis Global Advisors, LLC, an indirect wholly owned subsidiary of FMR Corp., and a an investment advisor registered under Section 203 of the Investment Company Act of 1940, as a result of its serving as an investment manager of institutional accounts, non-U.S. mutual funds or investment companies registered under Section 8 of the Investment Company Act of 1940 owning such shares, and FIL Limited, an investment advisor to various investment companies, and various foreign-based subsidiaries.  Edward C. Johnson 3d and FMR LLC, through their control of Fidelity Management & Research Company and Pyramis Global Advisors, LLC, have sole power to vote their shares of Pyramis Global Advisors and to dispose of the shares owned by Fidelity Management & Research Company. This information is based on FMR’s last filed form 13G dated July 9, 2008.

.

(4) Shares are beneficially owned by P.A.W., Capital Corp., a Delaware corporation, and Peter W. Write, President of P.A.W. Capital Corp. This information is based on the PAW’s Schedule 13G filed with the SEC on March 3, 2008.

 (5) This information is based on Rima’s Schedule 13G filed with the SEC on February 14, 2008.

 (6) This information is based on Ergate’s Schedule 13G filed with the SEC on January 10, 2008.

 (7) This information is based on Soros’ Schedule 13G filed with the SEC on August 11, 2008.

 (8) Includes 3,780,388 shares and 823,000 options which are fully vested or will be vested in the next 60 days.

ITEM 1

ELECTION OF CLASS II DIRECTORS

Pursuant to the Company’s Articles of Association, the Board of Directors (other than our external directors, as such term is defined in the Israeli Companies Law) is divided into three classes: Class I, Class II and Class III.  Each director, when and however elected, is designated as a member of a certain class of directors.

Each director (other than our external directors or a director elected to fill a vacancy in accordance with the Articles of Association of the Company) serves for a term ending on the date of the third annual general meeting following the annual general meeting at which such director was elected; such that each director in Class I will serve for a term ending on the date of the annual general meeting for the year 2009; each director in Class II will serve for a term ending on the date of the annual general meeting for the year 2010; and each director in Class III will serve for a term ending on the date of the annual general meeting for the year 2008, i.e., the date of the Meeting.

The term of service of Mr. Chris McCleary and Dr. Hagen Hultzsch, the two directors in Class III, expires on the date of the Meeting. We are proposing to re-elect Dr. Hagen Hultzsch at the Meeting. This nominee was approved and recommended to the Board of Directors by the Company’s independent directors in accordance with the NASDAQ rules. Mr. Chris McCleary, who served as our Chairman of the Board since August 2006, and as a director since February 2000, will not stand for reelection.

We currently have a board of seven directors, including two external directors. Following the Meeting we will have a board of six directors. The initial term of an external director is three years and may be extended for one additional three year term. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the Audit Committee and Board of Directors confirm that, in light of the external director’s expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to the Company.   Our external directors are Mr. Zohar Gilon and Dr. Orna Berry, who were elected by our shareholders in October 2006 to serve for three-year terms ending in October 2009.

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominee or to abstain) will be voted for the re-election of Dr. Hagen Hultzsch to hold office for a term ending at the third annual general meeting following his election, i.e. until the annual general meeting for the year 2011, and until his successor has taken office, unless his office is earlier vacated under any relevant provision of the Articles of Association of the Company.

In the event such nominee is unable to serve, the proxies will be voted for the election of such other person or persons as determined by the persons named in the proxy in accordance with their best judgment.  The Company is not aware of any reason why the nominee, if elected, would be unable to serve as director.  The Company does not have any understanding or agreement regarding the future election of the above nominee.

The following biographical information is supplied with respect to the person nominated and recommended to be re-elected by the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominee.

Dr. Hagen Hultzsch has served as a director since January 2005. Dr. Hultzsch served on the Board of Management of Deutsche Telekom AG from 1993 until 2001. Since 2001, Dr. Hultzsch has served on the Boards or Advisory Boards of several companies and academic institutions. Dr. Hultzsch currently serves as a member of the Boards of Directors  of the following companies: TranSwitch Corporation Inc., SCM-Microsystems Inc. and Living-e AG and he is a member of the Advisory Boards of several private and public technology companies. Dr. Hultzsch holds a PhD. from Mainz University.

If elected, Dr. Hagen Hultzsch will continue to be entitled to receive the compensation we pay to our other directors described below under “Executive Compensation”.

We propose that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that Dr. Hagen Hultzsch is hereby re-elected to serve as a member of the Board of Directors of the Company until his successor is duly elected and qualified, in Class III, i.e., the term of his appointment shall expire at the annual general meeting for the year 2011.”

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

The Board of Directors recommends a vote FOR the election of the said nominee.

Other Members of the Board of Directors Continuing in Office

Yehuda Zisapel*, co-founder of our Company, has served as a member of our Board of Directors since our inception in May 1996 and served as Chairman of our Board of Directors until August 2006.  In addition, Mr. Zisapel serves as a director of Radware Inc.  Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, and BYNET Data Communications Ltd., a distributor of data communications products in Israel, Chairman of the Board of Directors of RIT Technologies Ltd., and a director of other companies in the RAD-Bynet Group, including SILICOM Ltd., and several private companies. Mr. Zisapel has a B.Sc. and an M.Sc. degree in electrical engineering as well as an Award of Honorary Doctorate (DHC-Doctor Honoris Causa) from the Technion, Israel Institute of Technology and an M.B.A. degree from Tel Aviv University.  Yehuda Zisapel is the father of Roy Zisapel director, President and Chief Executive Officer of the Company.

Roy Zisapel**, co-founder of our Company, has served as our President and Chief Executive Officer and a director since our inception in May 1996.  Mr. Zisapel also serves as a director of Radware Inc. and other subsidiaries.  From February 1996 to March 1997, Mr. Zisapel was a team leader of research and development projects for RND Networks Ltd.  From July 1994 to February 1996, Mr. Zisapel was employed as a software engineer for unaffiliated companies in Israel. Mr. Zisapel has a B.Sc. degree in mathematics and computer science from Tel Aviv University.  Roy Zisapel is the son of Yehuda Zisapel, who is a director of the Company.

Zohar Gilon*** has served as a director since October 2006. Mr. Gilon serves as a General Partner and Managing Director of Tamar Technologies Ventures, a venture capital fund investing in Israel and the United States.  From 1993 until 1995, Mr. Gilon served as President of W.S.P. Capital Holdings Ltd., which provides investment banking and underwriting services in Israel and invests in real estate and high-technology investments in Israel and abroad.  Currently, Mr. Gilon serves as a director of the following companies: RADCom Ltd., Orsense Ltd., Wisair Ltd., Oberon Media Inc., Tvinci Ltd., PayoneerInc., HCL Technologies Ltd., and RADVentures, an investment fund for RAD Data Communications employees. Mr. Gilon holds a B.Sc. degree in electrical engineering from the Technion, Israel Institute of Technology, and an M.B.A. degree from Tel Aviv University.

Dr. Orna Berry*** has served as a director since October 2006. Dr Berry has been a Venture Partner in Gemini Israel funds since August 2000. Since January 2006 she has served as the Chairperson of the IVA (Israel Venture Association).  Since December 2005, she has served as the Chairperson of Prime Sense Ltd., and  since January 2005, as the Chairperson of Adamind Ltd., a UK public company. From 1997 to 2000 Dr. Berry served as Chief Scientist and Director of the Industrial R&D Administration of the Ministry of Industry, Trade and Labor of the Government of Israel. In 1993 she co-founded ORNET Data Communication Technologies Ltd. and served as co-president of ORNET until 1997. Dr. Berry holds a Ph.D. in computer science from the University of Southern California, and M.A. and B.A. degrees in statistics and mathematics from Tel Aviv University and Haifa University, respectively. Currently, she serves as a director of the following companies:  Aladdin Knowledge Systems Ltd., Poalim Capital Markets, Adamind Ltd. and Prime Sense Ltd.

Herbert Anderson** has served as a director since January 2007. Mr. Anderson served as Corporate Vice President of Northrop Grumman Corporation and President of Northrop Grumman Information Technology until his retirement in 2004. Mr. Anderson first joined Northrop in 1984 as Vice President of Information Resources Management for the company's former B-2 division, after holding senior management positions with the Western Gear, McGraw-Edison and Eaton corporations. Mr. Anderson is a former member of the President's National Security Telecommunications Advisory Committee and of the Secretary of the Air Force Advisory Group, and a former board member of the Professional Services Council and the United Services Organization. Mr. Andersen holds a B.S. degree in business management from the University of Wisconsin.

_______________________

* Member of Class I

** Member of Class II

*** External Director

Board Meeting and Committees

During 2007, the Board of Directors held seven meetings.

The Board of Directors has an Audit Committee, which is comprised of Mr. Zohar Gilon, Dr. Orna Berry and Mr. Herbert Anderson, all of whom qualify as independent directors, as determined under the Securities and Exchange Commission (“SEC”) and NASDAQ rules. The Audit Committee exercises the powers of the Board of Directors with respect to the Company’s accounting, reporting and financial control practices.  Our Board of Directors has determined that Mr. Zohar Gilon, a member of our Audit Committee, is an “audit committee financial expert” under the rules of the SEC and NASDAQ, and has determined that all members of the Audit Committee qualify as “independent” as this term is defined in the NASDAQ Listing Standards.  During 2007, our Audit Committee held seven meetings.

The Board of Directors also has a Compensation Committee, which is comprised of Dr. Hagen Hultzsch and Dr. Orna Berry, all of whom qualify as independent directors, as determined under the NASDAQ rules. The Compensation Committee is authorized to make decisions regarding executive compensation and administers the Company’s share option plans. During 2007, our Compensation Committee held six meetings.

Executive Compensation

The aggregate direct compensation paid to or accrued for the account of all directors and executive officers as a group during the 2007 fiscal year was $2,138,000.  This amount includes officers’ compensation, amounts set aside or accrued to provide pension, retirement, insurance or similar benefits, amounts expended by the Company for automobiles made available to its officers and expenses (including business association dues and expenses) for which officers were reimbursed, as well as Board of Directors fees, which include a retainer fee of $20,000 per annum, an attendance fee of $3,000 for participation in a meeting in person outside the director’s country of residence, and an annual fee of $5,000 per annum for chairing a committee.

The total number of options granted to officers and directors of the Company during 2007 as a group was 1,027,500 at an average exercise price of $15.01.

As previously approved by the shareholders on October 4, 2006, each of the Company’s non-employee directors is entitled to a grant of options under our stock option plans to purchase 10,000 Ordinary Shares for each year in which such non-employee director holds office. The options are granted for three (3) years in advance, and therefore every director receives an initial grant of options to purchase 30,000 Ordinary Shares, which vest over a period of three years, with a third (10,000) to vest upon each anniversary of service, provided that the director still serves on the Company’s Board of Directors on such date. The grant is made on the date of the director’s election, and thereafter, every three years, if reelected, an additional grant of options to purchase an additional 30,000 Ordinary Shares, subject to the vesting schedule described above, will be made on the date of each annual meeting in which such director is re-elected. The exercise price of all options shall be equal to the fair market value of the Ordinary Shares on the date of the grant (i.e., an exercise price equal to the market price of our Ordinary Shares on the date of the annual meeting approving the election or reelection of a director).

The Chief Executive Officer’s compensation includes base salary in NIS equivalent to $250,000 per annum and an annual bonus of up to $100,000, subject to achievement of certain milestones to be determined by the Compensation Committee and approved by the Audit Committee and the Board of Directors before the beginning of each year. His last option grant consisted of 500,000 options in 2007.

ITEM 2

RE-APPOINTMENT OF AUDITORS

At the Meeting, the shareholders will be asked to approve the Audit Committee’s recommendation to re-appoint Kost, Forer, Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, and independent certified public accountants in Israel, as our auditors until immediately following the next annual general meeting of shareholders.  They have no relationship with the Company or with any affiliate of the Company except, to a limited extent, as tax consultants.  The Board of Directors believes that such limited non-audit function does not affect the independence of Kost, Forer, Gabbay & Kasierer.

The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors, as contemplated by the U.S. Sarbanes-Oxley Act. With respect to the year 2007, we paid Kost, Forer, Gabbay & Kasierer approximately $144,000 for auditing and audit related services and $129,000 for tax related services.

We propose that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, that Kost, Forer, Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, be, and they hereby are, re-appointed as auditors of the Company until immediately following the next annual general meeting of the Company’s shareholders.

RESOLVED, that the Board of Directors of the Company be authorized to delegate to the Audit Committee the authority to fix the remuneration of said auditors in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the voting power represented at the Annual Shareholders Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

ITEM 3

REVIEW OF
FINANCIAL STATEMENTS AND AUDITOR’S REPORT

In accordance with applicable Israeli law, at the Annual General Meeting, the financial statements of the Company for the year ended December 31, 2007 and the related auditor’s report in respect thereof will be presented and discussed.

Our auditors’ report, consolidated financial statements, and our annual report on Form 20-F for the year ending December 31, 2007 (filed with the SEC on June 11, 2007), may be viewed on our website – www.radware.com - or through the SEC’s website at www.sec.gov. None of the auditors’ report, the consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

COPIES OF THE COMPANY’S ANNUAL REPORT ON FORM 20-F  FOR THE YEAR ENDED DECEMBER 31, 2007, WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE ANNUAL GENERAL MEETING, UPON WRITTEN REQUEST TO: RADWARE LTD., 22 RAOUL WALLENBERG ST., TEL AVIV 69710, ISRAEL, ATTENTION: MEIR MOSHE, CFO.

ITEM 4

OTHER BUSINESS

Management currently knows of no other business to be transacted at the Annual General Meeting, other than as set forth in the Notice of 2008 Annual General Meeting of Shareholders; but, if any other matters are properly presented at the Annual General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/Roy Zisapel

ROY ZISAPEL

President and Chief Executive Officer

Dated:  October 23, 2008